Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-33429

Acorn International, Inc.

12F, Xinyin Building, 888 Yishan Rd

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

    Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

TABLE OF CONTENTS

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED AUGUST 20, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Gordon Xiaogang Wang
	Name:	Gordon Xiaogang Wang
	Title:	Vice president, chief financial officer
Date: August 20, 2008

Acorn Reports Second Quarter 2008 Financial Results

(Shanghai, China; 20 August 2008) Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services, announced its second quarter financial results for the three months ended June 30, 2008.

Highlights for Second Quarter 2008:

•	Net revenues were $47.2 million, a decrease of 25.4% compared to $63.3 million in the second quarter of 2007.

•	Gross margin was 53.8%, compared to 52.4% in the same period of 2007.

•	An operating loss of $6.3 million was incurred, compared to a $3.3 million operating profit in the second quarter of 2007.

•	Net loss attributable to shareholders was $7.8 million, compared to a net profit of $6.1 million in the second quarter of 2007.

•

Adjusted net loss, after eliminating the effects of share-based compensation expenses (non-GAAP), was $6.6 million compared to a $8.2 million net profit for the same period last year. (Share-based compensation expenses were $1.2 million in the second quarter of 2008, compared to $2.0 million in the same period last year.)

•

Diluted loss per ordinary share and diluted loss per ADS were $0.09 and $0.27, respectively. Excluding share-based compensation expenses (non-GAAP), diluted loss per ordinary share and diluted loss per ADS were $0.08 and $0.23, respectively.

Commenting on the results, Mr. James Hu, Chairman and CEO of Acorn International said, “The second quarter was a particularly challenging time for us. On top of being a traditionally slow season for us, China experienced the tragic Wen Chuan Earthquake in the second quarter of 2008, which not only reduced our advertising airtime due to the suspension and disruption of TV commercials but also affected the success rate for the delivery of our products to areas affected by the earthquake. The stricter shipping and delivery guidelines implemented for the 2008 Beijing Olympics also added additional costs to our business. Overall, we faced a combination of industry specific and macro-environment issues. Nevertheless, we met the challenge by continuing to focus on growing those business lines that we set forth to develop at the end of last year. In particular, we were happy to see both our third party bank sales and eCommerce channels continue to perform well in the second quarter. In addition, our branded GPS product, eRoda, maintained its expected growth for the quarter. We will continue to focus on improving our new business lines such as cosmetics, third party bank sales and eCommerce to make up for the decline in our other business lines, and will make additional investments in new product areas such as jewelry and small home appliances to further diversify our product portfolio and strengthen our overall platform. Through patience and diligence, we remain positive that we have the experience and resources to weather these extraordinary times.”

Business Highlights for the Second Quarter of 2008:

•

Acorn’s third party bank sales continued to perform well. During the second quarter of 2008, the Company signed up one additional bank partner, the Guangdong Branch for Bank of China and sales from the overall business line reached over $20,000 per day, with continued growth expected in future quarters.

•

Acorn’s internet platform also maintained steady growth. Sales in the second quarter of 2008 reached over $2.0 million, compared to roughly $1.5 million in the first quarter of 2008. The company continued to make investments in its eCommerce platform by extending its product portfolio to include more established domestic and international brands.

•

Sales in Acorn’s branded GPS (eRoda) products flourished in the second quarter of 2008, with revenues increasing 299.1% year-over-year to reach $8.5 million, compared to $2.1 million in the second quarter of 2007. Acorn continues to benefit from the increased demand for GPS related products due to the rise in demand for cars in China.

Financial Results Highlights for the Second Quarter of 2008:

Acorn’s revenues fell in the second quarter of 2008 due to more intense competition in the TV direct sales industry as well as a tougher operating environment brought about by the Wen Chuan Earthquake.

Direct sales net revenues were $37.6 million, down 27.6% compared to the second quarter of 2007. The decrease in direct sales net revenues was largely due to a 74.7% year-over-year decline in sales of mobile handsets, despite growth in our GPS products (eRoda), cosmetics and posture correction products (Babaka).

Distribution net revenues declined 15.4% year-over-year in the second quarter to $9.7 million, primarily due to a 67.5% year-over-year decline in sales of electronic learning products (Ozing), despite growth in the CPS stock tracking software, electronic dictionaries and posture correction product lines.

The table below summarizes gross revenues from the three best-selling product categories for the direct sales platform, distribution network and total direct and distribution sales, respectively:

Three Months Ended June 30, 2008
(in US dollars)
Direct sales
Mobile handsets	9,798,158
GPS product (eRoda)	8,499,555
Cosmetics	7,145,937

Distribution sales
CPS stock tracking software	3,823,362
Electronic learning product (Ozing)	1,815,696
Health and wellness products (Youngleda oxygen generating device and Zehom neck massager)	1,496,486

Total direct and distribution sales
Mobile handsets	9,800,352
GPS product (eRoda)	8,540,974
Cosmetics	7,284,458

Cost of sales in the second quarter of 2008 was $21.8 million, a decrease of 27.5% from $30.1 million in the second quarter of 2007. The decrease in cost of sales was primarily driven by lower sales of mobile handset products which in general have higher product costs.

Gross profit in the second quarter of 2008 was $25.4 million, a decrease of 23.5% compared to $33.2 million in the second quarter of 2007. Gross margin was 53.8% in the second quarter of 2008, up slightly from 52.4% in the second quarter of 2007.

Gross profit from direct sales for the second quarter of 2008 decreased 27.5% to $19.8 million from $27.3 million in the same period last year. Gross margin for direct sales for the second quarter of 2008 was 52.7%, compared to 52.6% in the second quarter of 2007.

Gross profit from distribution sales in the second quarter of 2008 was $5.6 million, a decrease of 5.2% from $5.9 million in the second quarter of 2007. Gross margin for distribution sales for the second quarter of 2008 was 57.8%, up from 51.6% in the same period last year. The increase in gross margin was mainly due to the growth in the sales of our higher margin CPS stock tracking software, offsetting the decline in our comparably lower margin electronic learning product (Ozing).

Advertising expenses were $18.5 million for the second quarter of 2008 compared to $16.4 million in the second quarter of 2007. The higher advertising expenses were mainly associated with the increase in advertising prices for the period as well as a decrease in the direct sales advertising costs shared by joint sales partners for the second quarter of 2008. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 1.38 in the second quarter of 2008, a significant decrease compared to 2.02 in the second quarter of 2007.

Other selling and marketing expenses increased 23.5% to $8.5 million from $6.9 million in the second quarter of 2007. The increase was mainly due to higher salaries, packaging expenses and increased business promotion expenses.

General and administrative expenses were $7.1 million in the second quarter of 2008, a 13.5% decrease from $8.2 million in the second quarter of 2007. The decrease was primarily due to lower share-based compensation costs.

Other operating income, net, was $2.4 million for the second quarter of 2008, up 48.4% from $1.6 million in the second quarter of 2007. Other operating income, net, included $1.7 million and $1.0 million in government subsidies for the second quarter of 2008 and 2007, respectively.

Operating loss for the second quarter of 2008 was $6.3 million, compared to operating income of $3.3 million in the second quarter of 2007.

Share-based compensation expenses for the second quarter of 2008 were $1.2 million, compared to $2.0 million for the second quarter of 2007.

Excluding share-based compensation expenses (non-GAAP), operating loss for the second quarter of 2008 was $5.1 million, compared to operation income of $5.3 million in the same period of 2007.

Net loss for the second quarter of 2008 was $7.8 million (including $0.1 million investment loss), compared to a net profit of $6.1 million (including $2.6 million investment gain) in the second quarter of 2007. Diluted loss per ordinary share was $0.09 for the second quarter of 2008. Excluding share-based compensation expenses (non-GAAP), diluted loss per ordinary share was $0.08 for the quarter.

Acorn’s cash and cash equivalents totaled $147.5 million at the end the second quarter of 2008, nearly the same as at the end of the first quarter of 2008.

Other Updates:

In February 2008, Acorn brought a suit against Golden Eagle Cartoon Channel in Hunan Changsha Intermediate People’s Court alleging that Golden Eagle breached the exclusivity provision of its contract with Acorn and also ceased performing the contract. Acorn asserted liquidated damages of approximately $4.6 million and the return of approximately $0.2 million in prepaid TV advertisement fees. In April 2008, Acorn added Hunan Television Station as an additional defendant. In June 2008, Acorn and Golden Eagle settled the case by executing a settlement agreement and advertisement broadcasting agreement. Acorn withdrew the lawsuit in July 2008.

In June 2007, NavInfo, a Chinese company providing digital maps, sued Careland, the map service provider for Acorn’s branded GPS product, and Acorn, seeking approximately $0.7 million in total compensation for infringement of NavInfo’s digital map technology. Beijing Haidian District Court ruled in favor of NavInfo and awarded NavInfo total compensation of approximately $0.1 million in September 2007. Acorn and Careland appealed the court’s decision. In July 2008, the First Intermediate People Court of Beijing issued a final judgment affirming the district court’s decisions. In December 2007, NavInfo filed another suit in the same court against Acorn and Careland on a similar matter and asserted damages of approximately $0.4 million. This legal proceeding is currently pending. Careland has agreed to indemnify us for any losses we suffer in connection with the foregoing suits.

Full Year 2008 Business Outlook:

The first half of 2008 continues to be a period of adjustment for our business. Two of our major product segments, namely Ozing and mobile handsets, have not resumed their expected growth from one year ago. Though other business lines such as cosmetics, third party banks sales and GPS products showed positive growth momentum in the first half of 2008, their improvements were still unable to make up for the larger decline in our Ozing and mobile handsets sectors. The investments in our eCommerce business and new sectors such as jewelry and small home appliances will still take time to develop. Though we remain positive for the eventual recovery in our business, we expect the process to take longer than we expected.

In light of the current outlook for our business, we are revising our full year financial guidance for 2008. We expect our net revenues to be in the range of $230 to $250 million and our net profit excluding share-based compensation expenses, investment income and non-recurring charges (if any) to be a few million of loss to breakeven for 2008.

Conference Call Information

Acorn’s management will hold an earnings conference call at 8:00 am Eastern Time on August 20, 2008 (8:00 pm Beijing Time) to discuss Acorn’s second quarter 2008 financial results and answer questions.

You may access the live interactive call via:

+1 866 549 1292 (U.S. Toll Free)

+852 3005 2050 (International)

Passcode: ATV

Please dial-in 10-15 minutes in advance to facilitate an on-time start. A replay will be available for approximately two weeks after the call and may be accessed via:

+852 3005 2020 (International)

Passcode: 136511#

A live and archived webcast of the call will be available on the Company’s website at http://www.chinadrtv.com.

About Acorn

Acorn is a leading integrated multi-platform marketing company in China, operating China’s largest TV direct sales business in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, outbound telemarketing center and an ecommerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties.

For more information, please visit http://www.chinadrtv.com.

Use of Non-GAAP Financial Measures

Acorn has reported for the second quarter 2007 and 2008 income from operations, operating margin, net income and income per ordinary share on a non-GAAP basis, all excluding share-based compensation expenses. Acorn believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Acorn’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Acorn’s underlying business performance and operating trends and Acorn expects to report income from operations, operating margin, net income and income per ordinary share on a non-GAAP basis using a consistent method on a quarterly basis going forward.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the following reconciliation of GAAP results with non-GAAP results for the three months ended June 30, 2007 and 2008 respectively.

The table below sets forth the reconciliation of non-GAAP measures to GAAP measures for the indicated periods:

ACORN INTERNATIONAL, INC.

RECONCILIATION OF NON-GAAP TO GAAP

(in US dollars)

	Three Months Ended June 30,
	2007	2008
GAAP net revenues	63,318,839	47,234,568
GAAP income (loss) from operations	3,284,138	(6,313,171)
GAAP operating margin	5.2%	(13.4)%
Share-based compensation expenses	2,022,922	1,173,296
Non-GAAP income (loss) from operations	5,307,060	(5,139,875)
Non-GAAP operating margin	8.4%	(10.9)%

GAAP net income (loss)	6,127,155	(7,811,192)
GAAP income (loss) per ordinary share – basic	0.07	(0.09)
GAAP income (loss) per ordinary share – diluted	0.07	(0.09)
Share-based compensation expenses	2,022,922	1,173,296
Non-GAAP net income (loss)	8,150,077	(6,637,896)
Non-GAAP income (loss) per ordinary share – basic	0.10	(0.08)
Non-GAAP income (loss) per ordinary share – diluted	0.09	(0.08)

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2008 and continued market leadership; expectations regarding cosmetics, GPS product and CPS stock tracking software sales growth; expected growth in Acorn’s eCommerce and third party bank sales channels; plans to diversify its product portfolio by investing in new product areas such as jewelry and small home appliances; and Acorn’s general ability to withstand challenges posed by declining revenues, government regulations and natural disasters. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, our operating results for any period are impacted significantly by the mix of products and services sold by us in the period and the platforms through which they are sold, causing our operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: our ability to successfully introduce new products and services, including to offset declines in sales of existing products and services; our ability to stay abreast of consumer market trends and maintain our reputation and consumer confidence; continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including actions that may make TV media time unavailable to us or require we suspend or terminate a particular TV direct sales program; our reliance on and ability to effectively manage our nationwide distribution network; potential unauthorized use of our intellectual property; potential disruption of our manufacturing process; increasing competition in China’s consumer market; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our 2007 annual report on Form 20-F filed with Securities and Exchange Commission on May 30, 2008. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our Form 20-F for the fiscal year ended December 31, 2007. Our actual results of operations for the second quarter of 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2008	2007	2008
Revenues:
Direct sales, net	51,907,919	37,582,906	97,596,125	77,430,617
Distribution sales, net	11,410,920	9,651,662	33,707,943	35,865,043

Total revenues, net	63,318,839	47,234,568	131,304,068	113,295,660

Cost of revenues:
Direct sales	24,603,621	17,775,076	45,122,038	34,305,332
Distribution sales	5,519,365	4,069,021	15,472,609	15,198,346

Total cost of revenues	30,122,986	21,844,097	60,594,647	49,503,678

Gross profit	33,195,853	25,390,471	70,709,421	63,791,982

Operating income (expenses):
Advertising expenses	(16,415,780)	(18,458,403)	(35,760,636)	(37,281,920)
Other selling and marketing expenses	(6,901,979)	(8,522,938)	(13,511,316)	(18,511,103)
General and administrative expenses	(8,179,509)	(7,075,844)	(14,099,760)	(14,594,117)
Other operating income, net	1,585,553	2,353,543	2,182,448	3,270,272

Total operating income (expenses)	(29,911,715)	(31,703,642)	(61,189,264)	(67,116,868)

Income (Loss) from operations	3,284,138	(6,313,171)	9,520,157	(3,324,886)

Other income (expenses):
Interest expenses	—	—	(320)	—
Other income (expenses), net	4,066,416	(101,379)	6,169,694	1,446,449

Total other income (expenses)	4,066,416	(101,379)	6,169,374	1,446,449

Income (Loss) before income taxes and minority interest	7,350,554	(6,414,550)	15,689,531	(1,878,437)

Income tax expenses (benefits):
Current	574,761	(158,060)	1,078,511	1,020,384
Deferred	(303,066)	148,848	(255,149)	123,821

Total income tax expenses (benefits)	271,695	(9,212)	823,362	1,144,205

Net income (loss) after income taxes and before minority interest	7,078,859	(6,405,338)	14,866,169	(3,022,642)
Minority interest	(951,704)	(1,405,854)	(1,438,347)	(2,382,024)

Net income (loss)	6,127,155	(7,811,192)	13,427,822	(5,404,666)
Deemed dividend on Series A convertible redeemable preference shares	(13,450)	—	(53,800)	—

Income (Loss) attributable to holders of ordinary shares	6,113,705	(7,811,192)	13,374,022	(5,404,666)

Income (Loss) per ordinary share
– Basic	0.07	(0.09)	0.17	(0.06)

– Diluted	0.07	(0.09)	0.16	(0.06)

Income (Loss) per ADS
– Basic	0.22	(0.27)	0.51	(0.19)

– Diluted	0.20	(0.27)	0.47	(0.19)

Weighted average number of shares used in calculating income (loss) per ordinary share
– Basic	75,182,431	86,651,394	62,153,297	87,587,902

– Diluted	92,867,639	86,651,394	68,979,959	87,587,902

ACORN INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2007	June 30, 2008
Assets
Current assets:
Cash and cash equivalents	148,743,159	147,533,627
Restricted cash	674,260	545,261
Short-term investments	36,643,577	28,314,655
Accounts receivable, net	23,076,064	17,158,497
Notes receivable	1,592,295	2,733,014
Inventory	16,382,773	18,218,946
Prepaid advertising expenses	23,150,816	20,122,936
Other prepaid expenses and current assets, net	8,068,556	10,779,970
Deferred tax assets, net	2,946,855	3,053,458

Total current assets	261,278,355	248,460,364
Property and equipment, net	13,322,488	14,442,341
Acquired intangible assets, net	4,775,805	4,600,596
Goodwill	7,571,865	7,571,865
Other long-term assets	827,377	922,010

Total assets	287,775,890	275,997,176

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	8,171,725	8,531,975
Accrued expenses and other current liabilities	12,477,690	10,553,230
Notes payable	997,180	—
Income taxes payable	160,922	910,425
Deferred revenue	13,352,371	12,655,451

Total current liabilities	35,159,888	32,651,081

Total liabilities	35,159,888	32,651,081

Minority interest	9,241,277	12,273,951

Shareholders’ equity:
Ordinary shares	932,554	932,659
Additional paid-in capital	201,901,611	204,574,086
Retained earnings	39,682,699	34,278,033
Accumulated other comprehensive income	7,690,985	13,787,364
Treasury stock, at cost	(6,833,124)	(22,499,998)

Total shareholders’ equity	243,374,725	231,072,144

Total liabilities and shareholders’ equity	287,775,890	275,997,176

For further information, please contact:

Acorn International

Chen Fu, Director of Investor Relations

Tel: (86) 21 5151 8888 (ext.2228)

Email: ir@chinadrtv.com

PRChina

Jane Liu

Tel: (852) 2522 1838

Email: jliu@prchina.com.hk

Henry Chik

Tel: (852) 2522 1838

Email: hchik@prchina.com.hk